EXHIBIT 99.6

Interview Video Scripts for SIH website

Julius Jackson: Hello, I’m Julius Jackson, President of Social Investment Holdings.  Growing up in the 1950’s and 60’s, I had a chance to join likeminded people marching with Dr. King in Saint Augustine, supporting the passage of the Civil Rights Act of 1964. I can remember both before and during the struggle, that many Anglo Protestants and Jewish citizens assisting, marching with us, going to jail with us and suffering even death with us to make America a better place for all of us.

Today, life has gotten much better, comparatively speaking.  However, Police, race and community relations, still have a ways to go.  Once again I am teaming with some like-minded people of faith like, Pastor Billy Thompson, (a former NBA star), Ed Williamson, (owner of Williamson Automotive Group), Tim Pappas, (an owner of Keyes Realty), Wills Ryan, (owner of Ryan Millennium Group and Ryan Florida), to name a few. Together with Apostle John Chambers of Believers of Authority Ministries and Bishop Banks family, the grandfather of Corey Jones killed by a plain clothes undercover police officer in Palm Beach Gardens, we have joined hands to improve the economic lifestyle in disadvantaged communities.  The following illustration shows our model for changing communities and your quality of life.

Ed Williamson:  Hello, I’m Ed Williamson, owner of Williamson Cadillac Company.  I and my family have served the community for more than 40 years.  We have tried to be a part of the fabric of south Florida, including responding to turmoil after the riots in the 1980’s and responding to one of the biggest natural disasters in Florida, hurricane Andrew.  My spirit has lead me to join hands with others in the faith community to provide solutions to some of the economic and social challenges we face today.  Last fall, I hosted a summit comprised of police officers from different departments, business people, Ministers, media and the family of a Black man that had been killed by a police officer.  That summit has led to the creation of a multi-ethnic, action oriented group focused on impacting our communities.  Therefore, I am supporting the strategy of Social Investment Holdings, which will deploy free market principles to effect positive change in our community, our state and our nation.  Please join me as we begin to supply the tools for changing communities.

Marvin Dunn: Hello, I’m Marvin Dunn, former professor at Florida International University and author of three books that highlight some of the struggles of Black Americans.  Included in my books, is the story of the massacre at Rosewood, where Blacks were shot, burned and mutilated because of an accusation against a Black male related to a white woman.  We have come a long way since that incident in 1923.  We believe it is important for the stories to be told that have been left out of the mainstream history accounts of the building of America.  I am leading Social Investments Holding’s strategies of supplying the tools for community change, both locally and nationally, related to Black history.  We believe that Black Americans and friends of all races and cultures, can come together to make all of our communities safe and prosperous.  It can be done, and we are confident we will.  Please join me as we build and restore, legacy structures and companies to keep our history in the minds of all Americans.